Mynaric Completes StaRUG Process and Secures

Access to Long-Term Funding

MUNICH – August 19, 2025 – Mynaric AG, a leading provider of industrialized, cost-effective, and scalable laser communications products, today announced the successful completion of its financial restructuring under the German Corporate Stabilization and Restructuring Act (StaRUG). With this milestone, Mynaric has secured access to long-term funding and a strengthened financial foundation through its new principal shareholder, JVF-Holding GmbH.

The court-approved restructuring plan significantly reduces the company’s debt burden and provides Mynaric with the financial flexibility to deliver on its production strategy to meet the increasing demand for secure, high-speed laser communication solutions across aerospace and defense markets.

“This marks a pivotal moment for Mynaric,” said Andreas Reif, Chief Restructuring Officer of Mynaric. “With the StaRUG process behind us and strong financial backing from our principal shareholder and lender, we are well-positioned to scale our operations and continue serving our customers with innovative and mission-critical technology.”

Throughout the process, Mynaric maintained uninterrupted operations, safeguarded its core capabilities, and remained fully committed to its customers and partners.

"This milestone ensures that we can continue to innovate at the pace our customers and partners expect,” said Joachim Horwath, Chief Technology Officer of Mynaric. “With a stable foundation and strong support from our principal shareholder and lender, as well as our suppliers, we are doubling down on advancing our product portfolio, scaling production, and delivering cutting-edge laser communication technology that defines the next generation of secure, high-speed connectivity."

About Mynaric
Mynaric is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional operations in Los Angeles, California.

For more information, visit mynaric.com.